

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2019

David T. Provost
Chief Executive Officer and President
Chemical Financial Corporation
333 W. Fort Street, Suite 1800
Detroit, MI 48226

> **Re: Chemical Financial Corporation**
> **Registration Statement on Form S-4**
> **Filed March 29, 2019**
> **File No. 333-230635**

Dear Mr. Provost:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Lin, Staff Attorney, at (202) 551-3552 with any questions.

Sincerely,

Division of Corporation Finance
Office of Financial Services